TERYL RESOURCES CORP.

N E W S R E L E A S E

RENEGOTIATION AND GRANTING OF STOCK OPTIONS

TSX Venture Exchange: TRC.V

For Immediate Release: September 23rd, 2002 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) announces that it has granted incentive stock options to an individual to purchase up to 25,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

The granting of the options are subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

Dated at Richmond, British Columbia this 23rd day of September, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com